

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2014

Via E-mail
John H. Marino, Jr.
Chief Executive Officer
Continental Rail Corp.
2929 East Commercial Boulevard
PH-D
Fort Lauderdale, FL 33308

> **Re:**   **Continental Rail Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 12, 2014**
> **File No. 333-194337**

Dear Mr. Marino:

We have reviewed your responses to the comments in our letter dated August 11, 2014 and have the following additional comments. All page numbers below correspond to the marked version of your amended filing.

Prospectus Summary, page 3

1. Refer to the fifth paragraph. We note your disclosure that you expect to enter into a management services contract "during 2014." We also note your disclosure in the Business section on page 20 which states that you expect to enter into this contract "during the first or second quarter of 2015." Please reconcile.

Plan of Distribution, page 18

2. We note your responses to our prior comments 3 and 4 and reissue. We note that the selling stockholders are offering shares of your common stock on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. We further note your disclosure in the third full paragraph on page 19 continues to state that "[c]ertain of the selling stockholders are, given their affiliation with [your] company, deemed to be 'underwriters' within the meaning of the Securities Act of 1933 with respect to the offering of shares contemplated by this prospectus." Based on such disclosure, please tell us why you believe that the offering by such selling stockholders is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Alternatively, please revise the prospectus throughout to indicate that the offering by such selling stockholders is an

John H. Marino, Jr.
Continental Rail Corp.
September 26, 2014
Page 2

      indirect primary offering and will be conducted at a fixed price for the duration of the offering. Please also identify more clearly the selling stockholders who are deemed to be underwriters. For guidance refer to Rules 415(a)(1)(x) and 415(a)(4) of the Securities Act of 1933 and Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Plan of Operations, page 39

3. We note your response to our prior comment 8 and reissue in part. We note that the Prospectus Summary section on page 3 references that you may acquire rolling stock or locomotives for lease to railroads. Additionally, we note your disclosure on page F-6 that in April 2014 you began negotiating a definitive agreement with GATX to acquire exiting railcars and their corresponding lease contracts. Please reconcile such disclosures with your plan of operations which does not reference the acquisition of any rolling stock or locomotives. In this regard, please also confirm that this section addresses each of your planned activities.

      You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

                    Sincerely,

                    /s/ Justin Dobbie

                    Justin Dobbie
                    Legal Branch Chief

cc: Via E-mail
       Charlie Pearlman, Esq.